Mail Stop 6010

      August 30, 2005

David O`Neill
President
Global Electronic Recovery Corp.
6240 West 3rd Street, Suite 208
Los Angeles, CA 90036

      Re:	Global Electronic Recovery Corp.
	Registration Statement on Form SB-2
      Filed August 3, 2005
	File No. 333-127143

Dear Mr. O`Neill:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Registration Statement Cover Page
1. Please add and check the Rule 415 box to the cover page of the registration statement. Refer to Item D.36 in the main volume of our
Manual of Publicly Available Telephone Interpretations, which is available on our website at http://www.sec.gov/interps/telephone.shtml.



Fee Table

2. As the securities are to be offered at a fixed price, and are not based upon fluctuating market prices, it does not appear appropriate to calculate the registration fee based on Rule 457(c). Please revise accordingly.


Prospectus Cover Page

3. Item 501(a)(9)(iii) of Regulation S-B requires the disclosure of
the date the offering will end.  Your statements here and
throughout
the prospectus that the offering will be for "a maximum period" of
90
days or for a period "not to exceed" 90 days suggest that the offering may end on any day within the 90 day period. Please revise your disclosure as necessary throughout the prospectus to clearly state the offering`s ending date.


4. Item 501 of Regulation S-B requires that the cross-reference to the Risk Factors section should be highlighted by bold or other prominent type. Please to make the cross-reference more prominent.


5. We note that, although MD&A is listed in the table of contents, the section appears to be missing in the filing. Please include the disclosure required by Item 303(a) of Regulation S-B.


Risk Factors, page 6

6. Please add a risk factor that addresses the risks associated with the fact that your target geographic area is limited to California.

7. Please add a risk factor that addresses the risks associated with the fact that your officers and directors will own a significant portion of your outstanding stock upon completion of the offering. Also quantify the portion of the stock that they will hold following the offering.

8. We refer you to your disclosure at the bottom of page 13.
Please
add a risk factor that discusses the risks associated with the fact that the offering price was arbitrarily determined and bears no relationship to any criteria of value.

9. Please add factor associated with the fact that your stock will be subject to the additional regulations, restrictions and requirements imposed on "penny stock."


We have no operating history and have maintained losses since inception, page 6

10. Please revise the statement that "[t]here is no net loss since inception" to state that you do have a net loss. Also, disclose the accumulated deficit as of the most recent practical date.

11. Additionally, please expand your disclosure under this risk factor heading to include the fact that you have no assets, experience in the proposed line of business, certifications, current customers, or negotiations or agreements with any processing centers or refurbishers.


We will need to establish, protect, and promote our trade name, page
7

12. Please describe the "significant obstacles" mentioned in the second paragraph of this risk factor.


Our officers and directors will be devoting only a fraction of their professional time to our activities, page 7

13. Please describe the "certain risks" to which you may be more vulnerable than other companies due to your management`s lack of devotion of time. Also, expand your disclosure to discuss the risks associated with the fact that during the offering, your management may be devoting a substantial portion of their time to offering and selling the securities.


Use of Proceeds, page 9

14. Please disclose your plans to pay the offering expenses if proceeds received from the offering are inadequate to pay such expenses.

15. Please disclose the amount of proceeds that will be paid to affiliates as accrued salaries, repayment of debt or otherwise.

16. Please expand your Use of Proceeds disclosure to discuss how long you can satisfy your cash requirements at each level of the range of proceeds listed.

17. If you only raise $50,000, please disclose how the $20,000 remaining after the payment of offering expenses will be used, particularly in light of the fact that at this level of proceeds, you will be unable to secure a recycling facility.

18. We note your disclosure on page 11 that if you raise $100,000, you will attempt to "secure management services" from director David
O`Neill in exchange for stock compensation. Please clarify what management services you will attempt to secure from Mr. O`Neill, as he is currently an officer of the registrant, and thus already provides management services. Also, we note your statement that you will compensate Mr. O`Neill with common stock for these management services. Please clarify how offering proceeds will be used in this regard.


19. We note your disclosure on page 14 that you will not install a ventilation system in the recycling facility unless you raise at least $150,000. Please tell us how you plan to operate the facility without a ventilation system, particularly in light of the fact you will be working with and disposing of materials components containing toxic materials and hazardous waste.


20. We note your disclosure on page 13 that if you raise the maximum offering amount of $300,000, you will still conduct a "partially scaled version" of your marketing program and "commence" development of the recycling center. If the maximum amount sought to be raised is insufficient to meet your projected operations, please add appropriate risk factor disclosure.

21. We note that your disclosure on page 13 that, if you raise $300,000, the amounts you anticipate allocating to your marketing program and to working capital do not match the amounts listed in the table on page 9. Either correct the table or disclose how the remaining $50,000 will be used.



Plan of Distribution; Terms of the Offering, page 16

22. Please describe the circumstances under which the offering will be extended.


23. We note your disclosure that upon raising at least $100,000 in this offering, you will attempt to secure management services from Mr. O`Neill. Please provide an analysis as to whether entering into such an arrangement constitutes compensation in connection with Mr.
O`Neill`s participation in this offering, such that the Rule 3a4-1 safe harbor would not be available. In your analysis, please address:
* When the offering will commence and conclude,
* When it will be determined that you will enter into an arrangement, and when Mr. O`Neill will be informed of your intention to enter into an arrangement,
* When any payments or issuances of shares under the arrangement will be made, and
* Whether the amounts to be paid or shares to be issued pursuant to the arrangement will vary with Mr. O`Neill`s success in selling your securities.


24. We refer you to your disclosure in the last paragraph of this section on page 17. Please tell us the states in which you plan to register this offering and how you intend to comply with applicable
Blue Sky laws.


25. Please tell us whether you will be printing all of the exhibits and circulating them with the prospectus. Also, please provide us with copies of any sales literature that you may distribute at the meetings with potential investors.


Business, page 18

26. Please expand include subsections to describe the effect to your business and operation of complying with applicable government regulations and environmental laws, as required by Items 101(a)(9) and (11) of Regulation S-B.

27. Please provide us with copies of the cited articles and industry reports, clearly marking the relevant sections. Also tell us whether the sources of the industry data have consented to the use of their statistics in your registration statement.


Services and Products Offering, page 19

e-Waste Pick Up, page 19

28. We note that your Use of Proceeds disclosure makes no mention of a vehicle purchase or lease. Please tell us how you plan to provide pick up service.


Management of e-Waste from Manufacturers, page 19

29. Please explain in greater detail how e-Waste tracking services will assure vital data protection. We refer you to the last sentence on page 19.

Electronic Waste Sorting and Dismantling, page 20

30. Please explain the term "IC." Also, tell us how you plan to discard non-reusable components.


Shipping, page 21

31. We refer you to your disclosure in the second paragraph of this subsection. Please include a brief description of the "controversy" surrounding the shipping of e-Waste to foreign countries. Please also discuss U.S. restrictions on technology exporting and how this may impact your planned operations.


Revenue Generation, page 22

32. We refer you to the disclosure in the first sentence of this subsection. It is unclear why you believe your intent to provide services that result in revenues makes your business model
"distinctive," as all for-profit companies intend to provide services that result in revenue. Please explain.

33. Please tell us whether the processing and pick up services fees listed are consistent with those charged by your competitors in your target market.


Identification of Market Opportunity, page 23

34. Please expand your disclosure in this subsection to include a discussion of the competitive business conditions and your competitive position and the methods of competition within the industries in which you plan to compete. Please refer to Item 101(b)(4) of Regulation S-B. Also, tell us how you plan to compete with competitors in your target market who do not charge for pick up and disposal services.


Possible Solutions, page 25

35. We refer you to your disclosure in the last sentence of the first paragraph of this subsection. Please revise to provide support for your belief that e-Waste management "will become vital to the electronic industry`s economics."

36. Please provide the source of the Hewlett Packard statistics mentioned in the penultimate bullet on page 25.


37. We refer you to the lat bullet on page 25. Please explain why the recent FCC ruling will require 500 million CRT devices to be recycled. It would seem that obsolete devices could also be disposed.



Regulatory Changes, page 26

38. As you intend to operate one facility in California for the foreseeable future, a discussion of regulatory changes in Europe seems inappropriate. Please revise.


California, page 26

39. From your description, the Electronic Waste Recycling Act of
2003
does not appear to require the collection and recycling of e-
Waste;
but rather, to fund recycling programs by charging manufacturers a recycling fee. Please explain the basis for your belief that this Act will generate revenues for you.

40. We note the third bullet point regarding the Act`s provision of payments to qualified entities. Please include a brief description of how recovery and recycling payments are distributed to qualified entities, the measures needed to become a qualified entity and whether you are so qualified.


Marketing Plan, page 27

Creating and Maintaining Customers, page 27

41. Your disclosure in the first paragraph of this subsection explains the potential economic benefit to electronics manufacturers of e-Waste recycling programs. However, the economic benefit to your potential immediate customers is unclear. Please explain in greater detail why you believe customers would be willing to pay potentially more to have their e-Waste collected and recycled as opposed to discarding the items by some lower cost, but legal, means.


Management, page 29

Officers and Directors, page 30

42. We note that Brian Martel is listed in the table as your Treasurer. However, the signature pages state that David O`Neill is the Treasurer. Please reconcile.


Conflicts of Interest, page 30

43. Please describe the activities that may subject your directors and officers to conflicts of interest. You should specify the conflicts of each officer and director and tell us how any conflicting fiduciary duties will be resolved. Additionally, please provide appropriate disclosure in the Risk Factors section of the prospectus.


Executive Compensation, page 30

Summary Compensation, page 30

44. Please reconcile your statement that that you have no plans to compensate officers and directors in the near future, unless and until you receive revenues, with your statement on page 11 that, if you raise $100,000 in this offering, you will attempt to secure the management services of Mr. O`Neill in exchange for stock compensation.


Principal Stockholders, page 32

45. If all 3,000,000 of the shares offered are sold, please explain how you calculated that Mr. O`Neill will own 51% of your outstanding shares.


Description of Securities, page 33

Common Stock, page 33

46. The statements that all shares of your common stock now outstanding are fully paid for and non-assessable and that all shares of common stock being offered, when issued, will be fully paid for and non-assessable are legal conclusions that you are not independently qualified to make. Either delete the statements or identify the counsel that has made the conclusions and file counsel`s consent to be named in this section as an exhibit to the registration statement.


47. Your disclosure may not be qualified by reference to laws.
Please revise the second paragraph accordingly.


Financial Statements, page 35

48. The financial statements should be updated prior to effectiveness, as necessary, to comply with Item 310(g) of Regulation
S-B.
49. Please note if you restate the financial statements in responding to our comments, the restated financial statements must be labeled "restated." Also, please be sure the financial statements include any disclosures required by APB 20. Finally, make sure your auditor`s consider
a) the need to revise their report to include an explanatory paragraph describing any restatements and
b) the need to dual date their report.

Balance Sheet, page F-2

50. We see that you issued common stock with a par value of $.001 to your president in consideration for $3,000 and have recorded the entire amount as common stock. We would expect to see the proceeds equal to the par value amount of the stock to be allocated to the common stock account and the remainder to be allocated to an additional paid-in-capital account. Please revise the filing as necessary based on our comment or tell us why your current presentation is appropriate.


Statements of Operations, page F-3

51. We note disclosure on page 30 that your officers and director "have received no compensation to date and there are no plans to compensate them in the near future." Clarify that fact in the footnotes, including whether unpaid executive salaries have been expensed as earned in the financial statements. The financial statements should reflect all costs of doing business; therefore, if an officer or executive is contributing time, contributed services should be valued and recorded in your financial statements. Refer to
SAB Topic 1 (B)(1) and revise the filing as necessary based on our comment.


Exhibit 5.1


52. We note your statement in the penultimate paragraph that the opinion speaks as of the date of the opinion and that you have no obligation to update the opinion. Please either file a revised opinion that omits that statement or file a revised opinion dated as of the anticipated effective date of the registration statement as an exhibit to a final pre-effective amendment to your registration statement.


53. Please revise to eliminate the statement that counsel is admitted to practice law in California, Florida, New York, Washington, Virginia and the District of Columbia, and that you are "familiar with" the law of the state of incorporation. Although we may not object if counsel elects to opine on laws of states other than the jurisdictions in which counsel is admitted to practice, the opinion may not state or imply that counsel is not admitted to practice in those other states or otherwise indicate that counsel is not qualified to opine on the law of the state of incorporation.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3625 with any other questions.

      Sincerely,



								Mary Beth Breslin
								Attorney-Advisor


cc:  	Empire Stock Transfer
7251 West Lake Mead Blvd.
	Suite 300
	Las Vegas, NV 89128

David O'Neill
Global Electronic Recovery Corp.
August 30, 2005
Page 1